Intier Automotive Inc.	521 Newpark Blvd., Newmarket, Ontario Canada L3Y 4X7 Tel: 905 898 5200 Legal Fax: 905 898 6053

PRESS RELEASE

INTIER ANNOUNCES 2004 THIRD QUARTER AND YEAR TO DATE RESULTS

Tuesday, November 2, 2004, Newmarket, Ontario, Canada       Intier Automotive Inc. (TSX: IAI.A, NASDAQ: IAIA) today reported financial results for the third quarter ended September 30, 2004. Operating income increased to $48.2 million for the three months ended September 30, 2004 compared to operating income of $17.6 million for the three months ended September 30, 2003. Improved operating income contributed to diluted earnings per share from continuing operations of $0.45 for the third quarter ended September 30, 2004 as compared to diluted earnings per share from continuing operations of $0.12 for the third quarter ended September 30, 2003.

All results are reported in millions of U.S. dollars, except earnings per share figures, in accordance with Canadian Generally Accepted Accounting Principles.
	THREE MONTH PERIODS ENDED SEPTEMBER 30,		NINE MONTH PERIODS ENDED SEPTEMBER 30,
	(Unaudited)		(Unaudited)

	2004 (3)	2003 (1), (2), (3)	2004 (2), (3)	2003 (1), (2), (3)

Sales	$1,272.1	$1,039.2	$4,035.4	$3,138.0
Operating income	$48.2	$17.6	$175.3	$84.9
Net income from continuing operations	$27.4	$6.1	$99.1	$37.3
Diluted earnings per share from continuing operations	$0.45	$0.12	$1.61	$0.73

(1)

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section 3110 "Asset Retirement Obligations." See Note 4 to the Unaudited Interim Consolidated Financial Statements.

(2)

On January 31, 2004, the Company completed an agreement to sell a manufacturing facility reported in the European Interior Systems segment with an effective date of January 1, 2004. As required by the Canadian Institute of Chartered Accountants Handbook Section 3475 "Disposal of Long Lived Assets and Discontinued Operations" ("CICA 3475"), the financial results of the manufacturing facility's operations have been separately disclosed as discontinued operations.

(3)

On September 1, 2004, the Company sold a manufacturing facility reported in the European Interior Systems segment. As required by the Canadian Institute of Chartered Accountants Handbook Section 3475 "Disposal of Long Lived Assets and Discontinued Operations" ("CICA 3475"), the financial results of the manufacturing facility's operations have been separately disclosed as discontinued operations.

Sales increased 22% to $1,272.1 million for the three month period ended September 30, 2004 compared to $1,039.2 million for the three month period ended September 30, 2003. This growth is attributable to our increased average dollar content per vehicle in North America resulting from new products launched during the first nine months of 2004 and the second half of 2003. The strengthening of the Canadian dollar, euro and British pound relative to the U.S. dollar also contributed to sales growth.

North American production sales grew to $781.6 million in the third quarter of 2004 compared to $593.6 million in the third quarter of 2003 as a result of the higher North American average dollar content per vehicle. North American average dollar content per vehicle increased to $215 for the third quarter of 2004 compared to $162 for the third quarter of 2003. New products that contributed to this increase included the interior integration, overhead system, instrument panel and door panels for the Cadillac STS and the complete seats for the Mercury Mariner. North American light vehicle production volumes decreased 1% to approximately 3.6 million units for the three month period ended September 30, 2004 compared to 3.7 million units for the three month period ended September 30, 2003.

Western European production sales increased 17% to $396.0 million for the third quarter of 2004 from $337.9 million for the third quarter of 2003. This increase is primarily the result of the strengthening of the British Pound and euro relative to the U.S. dollar. New products launched in the first nine months of 2004 and in the second half of 2003 also contributed to the increased sales. 2004 launches included the door panels for the BMW 1 Series; a modular side door latch for a number of Audi programs; and the door panels, interior trim, carpet and cargo management system for the Mercedes A-Class. Western European average dollar content per vehicle increased to $106 for the third quarter of 2004 compared to $93 for the third quarter of 2003. Western European vehicle production volumes increased 2% to 3.7 million units for the third quarter of 2004 compared to 3.6 million units for the third quarter of 2003.

Consolidated tooling and engineering sales for the three month period ended September 30, 2004 decreased by 12% to $94.5 million from $107.7 million for the three month period ended September 30, 2003.

Operating income for the third quarter of 2004 increased to $48.2 million compared to $17.6 million for the third quarter of 2003. This increase was primarily attributable to higher sales resulting from new products, lower launch costs and increased operating efficiencies at certain divisions compared to the same period in the previous year. These improvements were partially offset by higher raw material prices, increased selling, general and administrative costs and higher depreciation expense.

The Company continued to generate positive cash flow from operating activities. During the third quarter of fiscal 2004, cash generated from operations before changes in working capital was $61.2 million. $57.7 million of cash was invested in working capital resulting in total cash from operating activities of $3.5 million.

Diluted earnings per share from continuing operations were $0.45 for the three month period ended September 30, 2004 compared to diluted earnings per share from continuing operations of $0.12 for the three month period ended September 30, 2003.

Diluted earnings per share were $0.36 for the three month period ended September 30, 2004 compared to diluted earnings per share of $0.16 for the three month period ended September 30, 2003. These diluted earnings per share amounts include the impact of the losses associated with the sale of discontinued operations.

Commenting on the third quarter results, Don Walker, the Company's President and Chief Executive Officer, stated " We are pleased with the results of the third quarter. Investments made in support of new successful products that started production over the past year are contributing to improvement in our gross margin and earnings. Also, during the third quarter we substantially completed our European restructuring with the sale of a non-strategic manufacturing division".

Intier Automotive's Board of Directors declared a dividend in respect of the third quarter of 2004 of US$0.10 per share on the Class A Subordinate Voting and Class B Shares payable on or after December 15, 2004 to shareholders of record on November 30, 2004. The Board also declared a dividend of US$2,728,750 on the outstanding Convertible Series 1 and 2 Preferred Shares payable on or after December 31, 2004 to holders of the Convertible Series Preferred Shares of record on November 30, 2004.

As previously announced on October 25, 2004, Intier's Board of Directors has received a proposal from Magna International Inc. to acquire all of the outstanding shares of Intier not owned by Magna by way of a court-approved plan of arrangement under Ontario Law. On November 2, 2004 Intier's Board of Directors established a Special Committee of independent Directors consisting of Lawrence Worrall (Chairman) and Neil Davis to consider and make recommendations to the Intier Board regarding Magna's proposal. Following receipt of the Special Committee's recommendations, the Intier Board will respond to Magna's proposal.

2004 OUTLOOK

For the full year, North American and European light vehicle production volumes are expected to be approximately 15.9 million and 16.2 million units, respectively. Full year average dollar content per vehicle is expected to be between $205 and $210 for North America and $97 to $103 for Europe. Based on these production volume estimates, product mix and foreign exchange rate assumptions and tooling and engineering sales estimates, 2004 total sales are expected to be between $5.2 billion and $5.4 billion.

Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world with approximately 24,000 employees at 73 manufacturing facilities, and 15 product development, engineering and testing centres in North America, Europe, Brazil, Japan and China.

Intier will hold a conference call to discuss the third quarter results on Thursday November 4, 2004 at 9:30 a.m. EST (Toronto Time). The number to use for this call is 1-800-296-1907. Overseas callers should use 1-416-641-6706. Please call in 10 minutes prior to the conference call. For anyone unable to listen to the scheduled call, the rebroadcast number will be 1-800-558-5253 and 416-626-4100 (reservation number is 21211808). The conference call will be chaired by Don Walker, President, Chief Executive Officer and Chairman and Michael McCarthy, Executive Vice-President and Chief Financial Officer.

For further information please contact Michael McCarthy, Executive Vice-President and Chief Financial Officer of Intier at (905) 898-5200. For teleconferencing questions, please call Karen Lesey at Intier at (905) 898-5200 Ext. 7042.

This press release may contain forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause actual future results and performance of Intier Automotive Inc. (the "Company") to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: industry cyclicality, including reductions or increases in production volumes; trade and labour disruption; pricing concessions and cost absorptions; product warranty, recall and product liability costs; the Company's financial performance; changes in the economic and competitive markets in which the Company competes; relationships with OEM customers; customer price pressures; the Company's dependence on certain vehicle programs; currency exposure; energy prices; and certain other risks, assumptions and uncertainties disclosed in the Company's public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

INTIER AUTOMOTIVE INC.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in millions) (Unaudited)

	September 30, 2004	December 31, 2003

		(restated - notes 4,5)

ASSETS

Current assets:
Cash and cash equivalents	$298.4	$216.7
Accounts receivable	910.2	801.1
Inventories	334.8	299.0
Prepaid expenses and other	40.7	36.9
Discontinued operations (note 5)	-	17.6

	1,584.1	1,371.3
Capital assets, net	563.5	566.9
Goodwill	119.4	116.4
Future tax assets	64.8	70.7
Other assets	30.0	21.8
Discontinued operations (note 5)	-	2.2

	$2,361.8	$2,149.3

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness	$58.9	$29.1
Accounts payable	907.3	816.0
Accrued salaries and wages	79.7	72.6
Other accrued liabilities (note 6)	112.4	100.4
Income taxes payable	3.9	3.5
Long-term debt due within one year	4.4	4.4
Convertible Series Preferred Shares (note 10)	216.6	108.6
Discontinued operations (note 5)	-	19.2

	1,383.2	1,153.8

Long-term debt	28.4	31.4
Other long-term liabilities	43.1	40.1
Convertible Series Preferred Shares (note 10)	-	106.1
Future tax liabilities	59.0	44.9
Minority interest	1.4	1.1
Discontinued operations (note 5)	-	5.7

Shareholders' equity:
Convertible Series Preferred Shares (note 8)	7.8	11.8
Class A Subordinate Voting Shares (note 8)	100.5	86.1
Class B Shares (note 8)	495.8	495.8
Contributed surplus (note 9)	1.0	0.6
Retained earnings	122.2	57.4
Currency translation adjustment	119.4	114.5

	846.7	766.2

	$2,361.8	$2,149.3

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(U.S. dollars in millions, except per share figures and numbers of shares) (Unaudited)

	Three month periods ended September 30,		Nine month periods ended September 30,
	2004	2003	2004	2003

		(restated - notes 4,5)		(restated - notes 4,5)
Sales	$1,272.1	$1,039.2	$4,035.4	$3,138.0

Cost of goods sold (note 6)	1,114.1	923.5	3,530.8	2,764.2
Depreciation and amortization	28.8	26.2	82.9	74.1
Selling, general and administrative (note 9)	64.6	57.0	192.8	167.1
Affiliation and social fees	16.4	14.9	53.6	47.7

Operating income	48.2	17.6	175.3	84.9
Interest expense, net	-	0.3	1.7	0.9
Amortization of discount on Convertible Series Preferred Shares	1.6	3.1	4.7	9.1
Equity loss (income)	0.1	0.3	(0.6)	0.1

Income before income taxes and minority interest	46.5	13.9	169.5	74.8
Income taxes	19.2	7.9	70.1	37.2
Minority interest	(0.1)	(0.1)	0.3	0.3

Net income from continuing operations	$27.4	$6.1	$99.1	$37.3
Net loss (income) from discontinued operations (note 5)	5.8	(2.0)	14.9	(3.8)

Net income	21.6	8.1	84.2	41.1

Financing charge on Convertible Series Preferred Shares	1.5	0.3	4.4	0.9

Net income attributable to Class A Subordinate Voting and Class B Shares	20.1	7.8	79.8	40.2
Retained earnings, beginning of period	107.2	39.4	57.4	17.2
Adjustment for change in accounting policy for asset retirement obligations	-	-	-	(2.8)
Dividends on Class A Subordinate Voting and Class B Shares	(5.1)	(5.0)	(15.0)	(12.4)

Retained earnings, end of period	$122.2	$42.2	$122.2	$42.2

Earnings per Class A Subordinate Voting or Class B Share from continuing operations
Basic	$0.52	$0.12	$1.91	$0.75
Diluted	$0.45	$0.12	$1.61	$0.73
Earnings per Class A Subordinate Voting or Class B Share
Basic	$0.40	$0.16	$1.61	$0.83
Diluted	$0.36	$0.16	$1.38	$0.79
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	49.9	48.8	49.6	48.5
Diluted	65.0	48.8	64.6	63.4

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in millions) (Unaudited)

	Three month periods ended September 30,		Nine month periods ended September 30,
	2004	2003	2004	2003

		(restated - notes 4,5)		(restated - notes 4,5)
Cash provided from (used for):

OPERATING ACTIVITIES
Net income from continuing operations	$27.4	$6.1	$99.1	$37.3
Items not involving current cash flows	33.8	28.4	117.1	95.8

	61.2	34.5	216.2	133.1
Change in non-cash working capital	(57.7)	(90.7)	(41.6)	(97.1)

	3.5	(56.2)	174.6	36.0

INVESTMENT ACTIVITIES
Capital asset additions	(21.4)	(29.7)	(74.0)	(86.8)
Investments and other asset additions	(4.5)	(5.4)	(13.1)	(10.5)
Proceeds from disposition of capital assets and other	0.4	0.1	1.2	0.2
Discontinued operations	(15.9)	(5.7)	(19.8)	(1.1)

	(41.4)	(40.7)	(105.7)	(98.2)

FINANCING ACTIVITIES
Increase in bank indebtedness	22.9	57.5	29.1	29.9
Net repayments of long-term debt and other long-term liabilities	(2.5)	(1.5)	(6.5)	(4.2)
Issue of Class A Subordinate Voting Shares	3.1	1.4	11.6	7.9
Dividends on Class A Subordinate Voting and Class B Shares	(5.1)	(5.0)	(15.0)	(12.4)
Dividends on Convertible Series Preferred Shares	(2.9)	(2.8)	(8.4)	(8.4)

	15.5	49.6	10.8	12.8

Effect of exchange rate changes on cash and cash equivalents	5.6	(0.7)	2.0	9.8

Net increase (decrease) in cash and cash equivalents during the period	(16.8)	(48.0)	81.7	(39.6)
Cash and cash equivalents, beginning of period	315.2	249.7	216.7	241.3

Cash and cash equivalents, end of period	$298.4	$201.7	$298.4	$201.7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars unless otherwise noted and all tabular amounts in millions, except per share figures and number of shares.)
1.	BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the 2003 annual audited consolidated financial statements included in the Company's 2003 Annual Report to Shareholders, except for the accounting changes set out below.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principals ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2003 annual audited consolidated financial statements as included in the Company's 2003 Annual Report to Shareholders.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position of the Company at September 30, 2004, and the results of operations and cash flows for the three and nine month periods ended September 30, 2004 and 2003.

2.	CYCLICALITY

Substantially all revenue is derived from sales to North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automobile industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

3.	USE OF ESTIMATES

The preparation of the unaudited interim consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

4.	ACCOUNTING CHANGES

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The Company has adopted this section retroactively and as such, the financial statements of the prior period have been adjusted accordingly.

The retroactive changes to the Consolidated Balance Sheet at December 31, 2003 are as follows:

Capital assets	$6.1

$6.1

Other long-term liabilities	$11.6
Future tax liabilities	(1.0)
Retained earnings	(3.7)
Currency translation	(0.8)

$6.1

Net income for the three and nine month periods ended September 30, 2003 was reduced by $0.2 million and $0.7 million, respectively. The change had no impact on basic and diluted earnings per share for the three month period. Basic and diluted earnings per share for the nine month period were reduced by $0.01.

Revenue Arrangements with Multiple Deliverables

The Company adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production or vehicle assembly. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. The adoption of EIC-142 did not have a material effect on the Company's revenue or earnings for the three and nine month periods ended September 30, 2004.

Stock-Based Compensation

In accordance with the CICA amended Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments" ("CICA 3870"), effective January 1, 2003, the Company prospectively adopted without restatement of any comparable period the fair value method for recognizing compensation expense for fixed price stock options. As a result, during the three and nine month periods ended September 30, 2004, the Company recognized compensation expense of $0.1 million and $0.4 million, respectively. There was no compensation expense recognized during the three and nine month periods ended September 30, 2003.

5.	DISCONTINUED OPERATIONS

On September 1, 2004, the Company sold a manufacturing facility reported in the Europe Interior Systems segment. The impact of the sale was a net loss of $5.8 million. The loss on the sale is included in discontinued operations for the three and nine month periods ended September 30, 2004.

On January 31, 2004, the Company completed an agreement to sell a manufacturing facility reported in the Europe Interior Systems segment with an effective date of January 1, 2004. The impact of the sale was a net loss of $5.3 million, which included a $1.8 million write-off of future tax assets. The loss on the sale is included in discontinued operations for the nine month period ended September 30, 2004.

The financial results of the two facilities' operations have been separately disclosed as discontinued operations for the three and nine month periods ended September 30, 2004 and 2003.

The balance sheet, statements of income and statements of cash flows related to discontinued operations are as follows:

Balance Sheet:				December 31,
				2003

ASSETS

Current Assets
Accounts receivable				$9.6
Inventory				5.9
Prepaid expenses and other				1.0
Income taxes receivable				1.1

				17.6
Capital assets, net				0.4
Future tax assets				1.8

				$19.8

LIABILITIES AND NET INVESTMENT

Current Liabilities
Bank indebtedness				$0.6
Accounts payable				14.8
Accrued salaries and wages				2.4
Other accrued liabilities				1.4

				19.2
Long-term debt				1.6
Other long-term liabilities				4.1
Net investment				(5.1)

				$19.8

Statements of Income:
	Three month periods ended September 30,		Nine month periods ended September 30,
	2004	2003	2004	2003

Sales	$5.8	$29.9	$45.1	$94.9

Costs of goods sold	9.5	27.1	51.6	87.8
Selling, general and administrative	2.1	0.4	6.8	1.9
Affiliation and social fees	-	0.3	0.2	0.9

Operating (loss) income	(5.8)	2.1	(13.5)	4.3
Income taxes	-	0.1	1.4	0.5

Net (loss) income	$(5.8)	$2.0	$(14.9)	$3.8

Statements of Cash Flows:
	Three month periods ended September 30,		Nine month periods ended September 30,
	2004	2003	2004	2003

Cash provided from (used for):

OPERATING ACTIVITIES
Net (loss) income	$(5.8)	$2.0	$(14.9)	$3.8
Items not involving current cash flows	2.4	0.6	9.8	2.2

	(3.4)	2.6	(5.1)	6.0
Change in non-cash working capital	(6.5)	(5.2)	(5.1)	(2.2)

	(9.9)	(2.6)	(10.2)	3.8

FINANCING ACTIVITIES
(Decrease) increase in bank indebtedness	(0.3)	(0.3)	(0.6)	0.4
Issues of debt and other long-term liabilities	10.2	5.4	10.8	-

	9.9	5.1	10.2	0.4

Net change in cash and cash equivalents during the period	-	2.5	-	4.2
Cash and cash equivalents, beginning of period	-	1.7	-	-

Cash and cash equivalents, end of period	$-	$4.2	$-	$4.2

6.	RESTRUCTURING PROVISIONS

During the first quarter of 2004, the Company recorded a restructuring charge of $2.5 million for severance and termination costs related to the closure of a manufacturing facility formerly reported in the Closure Systems segment. As at September 30, 2004, $1.8 million of this provision for severance and termination costs is included in other accrued liabilities.

7.	COMMITMENTS AND CONTINGENCIES
a)

During the quarter ended September 30, 2004, the Company renewed its unsecured, revolving term credit facility on terms similar to its previous facility, bearing interest at variable rates not exceeding the prime rate of interest. The credit facility contains similar negative and affirmative financial and operating covenants and events of default customary for credit facilities of this nature, including requirements that the Company maintain certain financial ratios and restrictions on its ability to incur or guarantee additional indebtedness or to dispose of assets as well as the right of lenders to declare all outstanding indebtedness to be immediately due and payable upon the occurrence of an event of default. In addition to the North American tranche, which is now $365.0 million, the new facility also includes a (euro) 100.0 million European tranche. The facility was renewed for an additional 3 years and expires on September 16, 2007.

b)

The Company has recently been named with Ford Motor Company and the Company's sister affiliate Magna Donnelly as a defendant in class action proceedings in the Ontario Superior Court of Justice as well as state courts in North Carolina and Florida as a result of its role as a supplier to Ford of door latches, and in certain cases door latch assemblies, for the Ford F-150, F-250, Expedition, Lincoln Navigator and Blackwood vehicles produced by Ford between November 1995 and April 2000. Other class proceedings in Massachusetts and other states are anticipated. In these proceedings, plaintiffs are seeking compensatory damages (in an amount to cover the cost of repairing the vehicles as well to reimburse owners of the vehicles for their alleged diminution in value), punitive damages, attorney fees and interest. Each of the class actions have similar claims and allege that the door latch systems are defective and do not comply with applicable motor vehicle safety legislation and that the defendants conspired to hide the alleged defects from the end use consumer. These class proceedings are in the very early stages and have not been certified by any court. The Company denies these allegations and intends to vigorously defend the lawsuits, including taking steps to consolidate the state class proceedings to federal court whenever possible. Given the early stages of the proceedings, it is not possible to predict their outcome.

c)

On June 10, 2004, the Company was served with a Statement of claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to the Company. The Statement of claim alleges, among other things:

	•	improper use by the Company of the plaintiff's confidential information and technology in order to design and manufacture certain automotive parts and components; and
•

breach of contract related to a failure by the Company to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement signed by the parties at the time of the Company's disposition of the Invotronic's business division to the plaintiff in September, 2000.

The plaintiffs are seeking, among other things, compensatory damages in the amount of Cdn. $150 million and punitive damages in the amount of Cdn. $10 million. Despite the early stages of the litigation, the Company believes it has valid defenses to the plaintiffs' claims and therefore intends to defend this case vigorously.

d)

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company. Please refer to Note 22 "Contingencies" in the 2003 audited consolidated financial statements included in the Company's 2003 Annual Report to Shareholders.

e)

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amounts of these guarantees are not individually or in aggregate significant.

f)

During the second quarter of 2004, the Company entered into an operating lease agreement for vehicle parts tooling. The lease facility requires lease payments for tooling costs, which approximated $10.0 million, be made monthly over the lease term expiring in January 2008. The lease commenced when all tooling costs were funded on June 18, 2004.

8.	CAPITAL STOCK
Class and Series of Outstanding Securities

The Company's share structure has remained consistent with that in place as at December 31, 2003.
For details concerning the nature of the Company's securities, please refer to Note 13 "Convertible Series Preferred Shares" and note 14 "Capital Stock" in the 2003 audited consolidated financial statements included in the Company's 2003 Annual Report to Shareholders.

The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued

Convertible Series Preferred Shares (Convertible into Class A Subordinate Voting Shares) (i)	2,250,000	2,183,000
Preferred Shares, issuable in series	Unlimited	-
Class A Subordinate Voting Shares (i), (ii), (iii)	Unlimited	7,299,503
Class B Shares (Convertible into Class A Subordinate Voting Shares)	Unlimited	42,751,938

(i)

On June 22, 2004, Magna International Inc. ("Magna") exercised its right to convert 27,500 Series 1 Convertible Preferred Shares into Class A Subordinate Voting Shares of the Company. The Company's Convertible Series Preferred Shares are convertible by Magna at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share and accordingly, Magna received 182,239 Class A Subordinate Voting Shares of the Company.

(ii)

The stated value of Class A Subordinate Voting Shares increased by $2.9 million and $10.7 million during the three and nine month periods ended September 30, 2004, representing 162,012 and 617,253 shares issued to the Company's Employee Equity and Profit Participation Program.

(iii)

The stated value of Class A Subordinate Voting Shares also increased by $0.2 million and $0.9 million during the three and nine month periods ended September 30, 2004, representing 10,000 shares and 68,750 shares issued on the exercise of stock options granted under the Company's Incentive Stock Option Plan.

Maximum Number of Shares

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at September 30, 2004 were exercised or converted:

Number of Shares

Class A Subordinate Voting Shares outstanding as at September 30, 2004	7,299,503
Class B Shares outstanding as at September 30, 2004	42,751,938
Options to purchase Class A Subordinate Voting Shares	3,490,550
Convertible Series Preferred Shares, convertible at $15.09 per share	14,466,534

68,008,525

The number of shares reserved to be issued for stock options is 5,919,050 Class A Subordinate Voting Shares of which 2,428,500 are reserved but unoptioned at September 30, 2004.

Incentive Stock Options

Information concerning the Company's Incentive Stock Option Plan is included in note 14 "Capital Stock" of the 2003 audited consolidated financial statements included in the Company's 2003 Annual Report to Shareholders. The following is a continuity schedule of options outstanding:

Canadian dollar options
	Number	Weighted average exercise price		Options exercisable

Outstanding at December 31, 2003	2,002,300	Cdn.$	22.02	1,031,500
Exercised	(1,600)	Cdn.$	21.00	(1,600)

Outstanding at March 31, 2004	2,000,700	Cdn.$	22.02	1,029,900
Exercised	(9,700)	Cdn.$	21.00	(9,700)

Outstanding at June 30, 2004	1,991,000	Cdn.$	22.02	1,020,200
Vested				338,000

Outstanding at September 30, 2004	1,991,000	Cdn.$	22.02	1,358,200

U.S. dollar options
	Number	Weighted average exercise price		Options exercisable

Outstanding at December 31, 2003	1,557,000	U.S.$	14.68	856,600
Exercised	(19,100)	U.S.$	13.72	(19,100)

Outstanding at March 31, 2004	1,537,900	U.S.$	14.69	837,500
Exercised	(28,350)	U.S.$	13.72	(28,350)

Outstanding at June 30, 2004	1,509,550	U.S.$	14.71	809,150
Exercised	(10,000)	U.S.$	14.52	(10,000)
Vested				247,000

Outstanding at September 30, 2004	1,499,550	U.S.$	14.71	1,046,150

9.	STOCK-BASED COMPENSATION

Prior to 2003, the Company did not recognize compensation expense for its outstanding fixed price stock options. Effective January 1, 2003, the Company adopted the fair value recognition provisions of CICA 3870 for all stock options granted after January 1, 2003. The fair value of stock options is estimated at the date of grant using the Black-Scholes options pricing model.

For the three month and nine month periods ended September 30, 2004, the compensation expense recognized in selling, general and administrative expense and credited to contributed surplus related to the Company's outstanding fixed price stock options amounted to approximately $0.1 million and $0.4 million, respectively (for the three and nine month periods ended September 30, 2003 - nil and nil, respectively).

For the three month and nine month periods ended September 30, 2004 and 2003, no options were granted under the Company's Incentive Stock Option Plan.

If the fair value recognition provisions would have been adopted effective January 1, 2002 for all stock options granted after January 1, 2002, the Company's pro forma net income from continuing operations attributable to Class A Subordinate Voting and Class B Shares and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three and nine months ended September 30, 2004 and 2003 would have been as follows:

	Three month periods ended September 30,		Nine month periods ended September 30,
	2004	2003	2004	2003

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares from continuing operations	$25.8	$5.6	$94.2	$35.8
Pro forma earnings per Class A Subordinate Voting or Class B share from continuing operations
Basic	$0.52	$0.11	$1.90	$0.74
Diluted	$0.44	$0.11	$1.60	$0.72

10.	CONVERTIBLE SERIES PREFERRED SHARES

The liability amount for Series 1 and Series 2 Convertible Preferred Shares are presented as current liabilities. The Series 1 Convertible Preferred Shares are retractable by Magna at their carrying value of $105.8 million, together with all declared and unpaid dividends, after December 31, 2003. The Series 2 Convertible Preferred Shares are retractable by Magna at their carrying value of $110.8 million, together with all declared and unpaid dividends, after December 31, 2004. The Series 1 and Series 2 Convertible Preferred Shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share. The Series 1 and Series 2 Convertible Preferred Shares are redeemable by the Company commencing December 31, 2005.

11.	EMPLOYEE BENEFIT EXPENSE
	The Company recorded pension and other employee future benefit expenses as follows:
		Three month periods ended September 30,		Nine month periods ended September 30,
		2004	2003	2004	2003

	Defined benefit pension plans	$1.6	$1.7	$5.3	$4.7
	Post retirement medical benefit plans	0.7	0.8	2.1	1.7
	Other	0.4	0.3	1.3	0.9

	Total	$2.7	$2.8	$8.7	$7.3

12.	SEGMENTED INFORMATION
The Company's segmented results of operations are as follows:

		Three month period ended September 30, 2004			Three month period ended September 30, 2003

	Total Sales	Operating income	Capital assets, net	Total Sales	Operating income	Capital assets, net

Interior Systems
North America	$607.3	$32.8	$258.6	$483.5	$13.0	$246.1
Europe	401.9	1.9	186.7	331.5	1.3	173.2

Closure Systems	267.3	15.0	117.5	224.8	3.1	106.7

Corporate, other and intersegment eliminations	(4.4)	(1.5)	0.7	(0.6)	0.2	0.7

Total reportable segments	$1,272.1	$48.2	$563.5	$1,039.2	$17.6	$526.7
Current assets			1,584.1			1,325.0
Goodwill, future tax and other assets			214.2			203.8
Assets of discontinued operations			-			23.0

Consolidated total assets			$2,361.8			$2,078.5

		Nine month period ended September 30, 2004			Nine month period ended September 30, 2003

	Total Sales	Operating income (loss)	Capital assets, net	Total Sales	Operating income	Capital assets, net

Interior Systems
North America	$2,007.2	$131.6	$258.6	$1,384.6	$48.5	$246.1
Europe	1,177.6	(4.6)	186.7	1,039.4	0.8	173.2

Closure Systems	858.2	49.1	117.5	716.7	34.8	106.7

Corporate, other and intersegment eliminations	(7.6)	(0.8)	0.7	(2.7)	0.8	0.7

Total reportable segments	$4,035.4	$175.3	$563.5	$3,138.0	$84.9	$526.7
Current assets			1,584.1			1,325.0
Goodwill, future tax and other assets			214.2			203.8
Assets of discontinued operations			-			23.0

Consolidated total assets			$2,361.8			$2,078.5

13.	SUBSEQUENT EVENTS

On October 25, 2004, Magna International Inc. ("Magna") announced a proposal to acquire all of the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna by way of a court-approved plan of arrangement under Ontario law. In addition to court approval and Intier Board of Directors approval, the transaction requires the approval of the Class A Subordinate Voting shareholders of Intier, by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders. On November 2, 2004, Intier's Board of Directors established a Special Committee of independent Directors consisting of Lawrence Worrall (Chairman) and Neil Davis to consider and make recommendations to the Intier Board regarding Magna's proposal. Following receipt of the Special Committee's recommendations, the Intier Board will respond to Magna's proposal.

14.	COMPARABLE FIGURES
Certain of the comparative figures have been reclassified to conform to the current period method of presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004

This Management's Discussion and Analysis of the Results of Operations and Financial Condition ("MD&A") for the three and nine month periods ended September 30, 2004 was prepared as of November 2, 2004 and should be read in conjunction with the accompanying unaudited interim Consolidated Financial Statements for the three and nine month periods ended September 30, 2004 and the audited Consolidated Financial Statements and MD&A of Intier Automotive Inc. (the "Company") for the year ended December 31, 2003, as included in the 2003 Annual Report to Shareholders. This Management's Discussion and Analysis discusses results of operations from continuing operations unless otherwise noted (see Note 5 "Discontinued Operations" in the accompanying September 30, 2004 unaudited interim Consolidated Financial Statements). All amounts in this MD&A are in U.S. dollars unless otherwise noted.

OVERVIEW

The Company is a global full service supplier of automotive interior and closure components, systems and modules whose principal products include interior systems, such as seating systems, cockpit systems, sidewall systems, cargo management systems and overhead, floor and acoustic systems and related components; and closure systems, including latching systems, glass moving systems, power sliding doors and liftgates, mid-door and tailgate modules, wiper systems and door modules. The Company directly supplies most of the major automobile manufacturers in the world.

The Company's operations consist of two business segments, Interior and Closure businesses, which are generally aligned on a product basis with the corresponding purchasing and engineering groups of the Company's customers. For the three month period ended September 30, 2004, the Company's Interior segment accounted for approximately 79% and 72% of the Company's consolidated sales and operating income, the Company's Closure segment accounted for approximately 21% and 31% of the Company's consolidated sales and operating income. Corporate costs reduced the Company's consolidated operating income by approximately 3%.

The following are the highlights of the Company's financial performance for the third quarter of 2004:
•	Total sales increased 22% to $1,272 million compared to $1,039 million for the third quarter of 2003.
•

Average dollar content on North American produced vehicles in the third quarter of 2004 increased by $53 to $215 as compared to $162 in the third quarter of 2003. Western European average dollar content per vehicle increased by $13  to $106  in the third quarter of 2004, compared to $93 in the third quarter of 2003. The growth in content in North America and Europe was primarily attributable to increased market penetration and the positive impact of the strengthening average foreign exchange rates between the primary currencies in which the Company conducts business; the euro, British Pound and Canadian dollar, and the U.S. dollar; the Company's reporting currency.

•

New products launched during the third quarter of 2004 included the interior integration, overhead system, instrument panel and door panels for the Cadillac STS and complete seats for the Mercury Mariner in North America.

•

North American light vehicle production was approximately 3.6 million units; representing a 1% decrease from the third quarter of 2003, and Western European vehicle production increased approximately 2% to 3.7 million units compared to the third quarter of 2003.

•	Operating income increased by $30.6 million to $48.2 million from $17.6 million in the third quarter of 2003.
•	Diluted earning per share from continuing operations increased to $0.45 in the third quarter of 2004 compared to $0.12 in the second quarter of 2003.

•

On October 25, 2004, Magna International Inc. ("Magna") announced a proposal to acquire all of the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna by way of a court-approved plan of arrangement under Ontario law. In addition to court approval and Intier Board of Directors approval, the transaction requires the approval of the Class A Subordinate Voting shareholders of Intier, by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders. On November 2, 2004, Intier's Board of Directors established a Special Committee of independent Directors consisting of Lawrence Worrall (Chairman) and Neil Davis to consider and make recommendations to the Intier Board regarding Magna's proposal.

Industry Risks and Trends

The following is a summary of some of the more significant risks and trends in the automotive industry that could affect the Company's financial results:
•

An economic downturn could reduce or eliminate the Company's profitability. The global automotive industry is cyclical and is sensitive to changes in economic conditions such as interest rates, consumer demand, commodity prices and international conflicts;

•	Increasing price reduction pressures from the Customer could reduce sales and profit margins;
•	The Company's profitability is directly affected by increasing raw material costs, particularly steel and resin, whose higher prices are reflective of global supply and demand issues;
•

The Company is under increasing pressure to absorb more costs related to product design and engineering and tooling as well as other items previously paid for directly by automobile manufacturers that could reduce profit margins;

•	Shift in market share among vehicles could have an adverse effect on the Company's sales and profit margins;
•	The Company's profitability is affected by movements of the U.S. dollar against the Canadian dollar, the British Pound, the euro and other currencies in which the Company generates revenues;
•

The Company is under increasing pressure to move operations to lower cost jurisdictions like Mexico, China and Eastern Europe. The impact to the Company could include higher costs associated with the impairment of redundant assets and labour in certain higher cost jurisdictions in which the Company currently carries on business, relocation and start-up costs, all of which would adversely impact profit in the short term; and

•

The Company's customers are increasingly requesting that each of their suppliers bear the cost of the repair and replacement of defective products which are either covered under automobile manufacturer's warranty or are the subject of a recall by the customer and which were improperly designed, manufactured or assembled by their suppliers. The Company is also subject to the risk of exposure to product liability and economic loss based class action claims in the event that the failure of the Company's products results in bodily injury, property damage and/or economic losses to the end use consumer.

RESULTS OF OPERATIONS

Impact of Foreign Currency Translation
	Three month periods ended September 30,			Nine month periods ended September 30,

	2004	2003	Change	2004	2003	Change

1 Canadian dollar equals U.S. dollars	0.7663	0.7245	5.8%	0.7532	0.7012	7.4%
1 euro equals U.S. dollars	1.2227	1.1244	8.7%	1.2255	1.1121	10.2%
1 British Pound equals U.S. dollars	1.8164	1.6087	12.9%	1.8212	1.6105	13.1%

The Company's reported financial results of operations are directly affected by the average exchange rate used to translate the results of its operations having a functional currency other than the U.S. dollar into U.S. dollars. The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and the Company's U.S. dollar reporting currency. These exchange rates have been used to translate the results of foreign operations into U.S. dollars. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

Three Month Periods Ended September 30, 2004 and 2003

Sales

(in millions, except average dollar content per vehicle)

Three month periods ended September 30,	2004	2003

Vehicle production volumes
North America	3.6	3.7
Europe	3.7	3.6

Average dollar content per vehicle
North America	$215	$162
Europe	$106	$93

Production sales - Interior Systems
North America	$575.2	$415.4
Europe	344.5	299.7
Production sales - Closure Systems	257.9	216.4

	1,177.6	931.5
Tooling and engineering sales	94.5	107.7

Total sales	$1,272.1	$1,039.2

Average dollar content per vehicle in North America and in Europe has been calculated by dividing the Company's North American and European production sales by the industry's North American and western European light vehicle production volumes, respectively for each period indicated.

Production Sales - Interior Systems:

North America:  North American production sales for the Interior business increased 38.5% to $575.2 million for the third quarter of 2004 compared to $415.4 million for the third quarter of 2003. This growth was primarily attributable to an increase in average dollar content per vehicle. The increase in average dollar content per vehicle was attributable to new products launched during 2004 including the interior integration, overhead system, instrument panel and door panels for the Cadillac STS; the complete seats for the Mercury Mariner; the complete seats, headliner and instrument panel for the Chevrolet Equinox and the second and third row stow in floor seats for the DaimlerChrysler minivans and also to new products launched during the second half of 2003 including the complete seats, overhead system and interior trim for the Ford Freestar and Mercury Monterey; the integration of the complete interior, excluding seats for the Cadillac SRX; the seat mechanisms for the Honda Accord and Pilot; the door panels for the Chevrolet Malibu; and the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon. The increase in production sales was also attributable to the strengthening of the Canadian dollar relative to the U.S. dollar.

Europe:  European production sales for the Interior business increased 14.9% to $344.5 million for the third quarter of 2004 compared to $299.7 million for the third quarter of 2003. This growth was primarily due to the strengthening of the British Pound and euro relative to the U.S. dollar. New products launched during 2004 including the door panels for the BMW 1 Series; and the door panels, interior trim, carpet and cargo management system for the Mercedes A-Class; and new products launched in the second half of 2003, including the instrument panel, console, door panels and other interior trim for the BMW 6 Series, the cargo management and other interior trim for the BMW X3 and the complete seats for the VW Caddy also contributed to the increased sales.

Production Sales - Closure Systems:

Production sales for the Closure business increased 19.2% to $257.9 million for the third quarter of 2004 compared to $216.4 million for the third quarter of 2003. This growth was attributable to an increase in average dollar content per vehicle as a result of the launch of a number of new products including a modular side door latch for a number of Audi programs and to the strengthening of the euro and the Canadian dollar relative to the U.S. dollar.

Tooling and Engineering Sales:

The Company's consolidated tooling and engineering sales for the third quarter of 2004 decreased by $13.2 million to $94.5 million from $107.7 million for the third quarter of 2003 due to a lower number of new product launches during the third quarter of 2004 compared to the third quarter of 2003. Tooling and engineering sales decreased by $13.5 million to $85.8 million in the Interior business, while tooling and engineering sales increased by $0.3 million to $8.7 million in the Closure business for the third quarter of 2004 compared to the third quarter of 2003.

Gross Margin
Three month periods ended September 30,	2004	2003

Gross margin	$158.0	$115.7

Gross margin as a percentage of total sales	12.4%	11.1%

Gross margin increased by $42.3 million to $158.0 million in the third quarter of 2004 compared to $115.7 million in the third quarter of 2003. As a percentage of total sales, gross margin increased to 12.4% for the third quarter of 2004 compared to 11.1% for the comparable quarter of 2003. This increase is a result of sales from new products launched during 2004 and the second half of 2003, lower launch costs associated with new products and new facilities as compared to the third quarter of 2003, operating improvements at certain divisions, and the strengthening of the British Pound, Canadian dollar and euro relative to the U.S. dollar. These increases have been partially offset by increased raw material prices and operating inefficiencies at certain divisions.

Operating Income
Three month periods ended September 30,	2004	2003

Gross margin	$158.0	$115.7
Less:
Depreciation and amortization	28.8	26.2
Selling, general and administrative	64.6	57.0
Affiliation and social fees	16.4	14.9

Operating income	$48.2	$17.6

Depreciation and amortization as a percentage of total sales	2.3%	2.5%

Selling, general and administrative expenses as a percentage of total sales	5.1%	5.5%

Depreciation and amortization:  Depreciation and amortization expense increased by $2.6 million to $28.8 million for the third quarter of 2004 from $26.2 million for the third quarter of 2003. $3.7 million of the increase was primarily due to additional depreciation expense as a result of the Company's continuing investment in capital equipment to support new programs and facilities and the strengthening of the British Pound, Canadian dollar, and euro relative to the U.S. dollar. This increase was partially offset by $1.1  million of lower depreciation expense primarily associated with facilities that were closed since the third quarter of 2003.

Selling, general and administrative:  Selling, general and administrative ("SG&A") costs increased by $7.6 million to $64.6 million for the third quarter of 2004 from $57.0 million for the third quarter of 2003. $8.6 million of the increase in SG&A expense was associated with the growth in sales from new products and the strengthening of the Canadian dollar, British Pound and euro relative to the U.S. dollar. This increase was partially offset by approximately $1.0 million of lower SG&A costs as a result of the closure of facilities since the third quarter of 2003.

Affiliation and social fees:  The Company pays fees to Magna for certain rights provided under the terms of the Company's affiliation agreements and contributes a portion of its social commitment obligation under its Corporate Constitution pursuant to a social commitment agreement with Magna. These fees and social commitment contributions are based on the Company's sales and pretax profits. The fees and contributions to Magna expensed during the third quarter of 2004 were $16.4 million reflecting an increase of $1.5 million compared to $14.9 million expensed in the third quarter of 2003. The increase in fees is reflective of the increase in sales and pretax profits in the third quarter of 2004 compared to the third quarter of 2003.

Operating Income:
Three month periods ended September 30,	2004	2003

Interior Systems
North America	$32.8	$13.0
Europe	1.9	1.3
Closure Systems	15.0	3.1
Corporate	(1.5)	0.2

Operating income	$48.2	$17.6

Operating Income - Interior Systems:

North America:  Operating income for the North American Interior business increased by $19.8 million to $32.8 million for the third quarter of 2004 from $13.0 million for the third quarter of 2003. Operating income was positively impacted by $22.0 million primarily as a result of increased sales from new products launched, lower costs associated with fewer launches of new products and new facilities offset by increased raw material prices and by a $3.0 million improvement in operating income at a previous underperforming division. These increases have been partially offset by a $3.4 million increase in SG&A costs and affiliation fees associated with the growth in sales and by a $1.8 million increase in depreciation and amortization expense resulting from the Company's continuing investment in capital equipment to support new production programs and facilities.

Europe:  Operating income for the European Interior business increased $0.6 million to $1.9 million for the third quarter of 2004 from $1.3 million for the third quarter of 2003. The increase is a result of increased sales from new products launched offset by increased costs associated with the launch of new products at one particular division.

Operating Income - Closure Systems:

Operating income for the Closure business increased by $11.9 million to $15.0 million for the third quarter of 2004 from $3.1 million for the third quarter of 2003. Operating income was positively impacted by $11.1 million primarily as a result of increased sales from new products and lower costs resulting from the closure of a manufacturing facility in Europe during the first quarter of 2004 offset by increased raw material prices and by a $3.4 million operating income improvement at a previous underperforming division. These increases were also offset by a $1.9 million increase in SG&A costs and affiliation fees associated with the increase in sales and a $0.7 million increase in depreciation and amortization resulting from the Company's continuing investment in capital equipment to support new production programs and facilities.

Operating Income - Corporate: Operating loss for corporate for the third quarter of 2004 was $1.5 million compared to operating income of $0.2 million for the comparable period in the prior year.

Other Items

Three month periods ended September 30,	2004	2003

Operating income	$48.2	$17.6
Interest expense, net	-	0.3
Amortization of discount on Convertible Series Preferred Shares	1.6	3.1
Equity loss	0.1	0.3

Income before income taxes and minority interest	46.5	13.9
Income taxes	19.2	7.9
Minority interest	(0.1)	(0.1)

Net income from continuing operations	27.4	6.1
Net loss (income) from discontinued operations	5.8	(2.0)

Net income	21.6	8.1
Financing charge on Convertible Series Preferred Shares	1.5	0.3

Net income attributable to Class A Subordinate Voting and Class B Shares	$20.1	$7.8

Interest expense, net:  The Company's net interest expense for the third quarter of 2004 was nil representing a $0.3 million reduction compared to the third quarter of 2003, primarily due to interest income earned on higher cash balances.

Amortization of discount on Convertible Series Preferred Shares:  As part of the reorganization of the Company in August 2001, $225 million of Convertible Series Preferred Shares were issued to Magna. As a result, a $1.6 million charge relating to the Company's amortization of the discount on the Convertible Series Preferred Shares classified as debt was incurred during the third quarter of 2004 compared to $3.1 million in the third quarter of 2003. The decrease in amortization of discount on Convertible Series Preferred Shares is reflective of the Series 1 Convertible Preferred Shares being fully amortized at December 31, 2003.

Income taxes:  The effective tax rate on income before income taxes and minority interest was 41% for the third quarter of 2004 compared to 57% for the third quarter of 2003. Excluding the impact of losses not benefited, the non-deductible amortization of discount on Convertible Series Preferred Shares and a $2.3 million valuation allowance for future taxes recorded in the third quarter of 2004, the effective tax rate was approximately 30% for the third quarter of 2004 as compared to 27% for the third quarter of 2003.

Net income from continuing operations:  Net income from continuing operations for the third quarter of 2004 was $27.4 million compared to $6.1 million for the third quarter of 2003. The increase was attributable to increased operating income resulting primarily from increased sales from new products launched during the first nine months of 2004 and the second half of 2003, lower costs associated with fewer launches of new products and new facilities, operating income improvements at certain previously underperforming divisions, and lower amortization of discount on Convertible Series Preferred Shares. These improvements were partially offset by increased raw material prices, increased SG&A costs and affiliation fees associated with the increase in sales, increased depreciation and amortization expense resulting from the Company's continuing investment in capital equipment to support new production programs and facilities, increased costs associated with the launch of new products at one particular division in Europe and increased income tax expense.

Net loss from discontinued operations:  Net loss from discontinued operations for the third quarter of 2004 relates to the sale of a manufacturing facility during the third quarter of 2004 that was formerly reported in the European Interior Systems segment. As required by the Canadian Institute of Chartered Accountants Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations", the results of the discontinued operations have been segregated from the results of continuing operations. Net income from discontinued operations for the third quarter of 2003 includes the results of operations of two separate manufacturing facilities sold during 2004; the first sale occurred during the first quarter of 2004 and the second sale occurred during the third quarter of 2004. For the third quarter of 2003, the Company incurred a combined net income from discontinued operations of $2.0 million on $29.9 million of combined sales. For the full year of 2003, the impact of both discontinued operations was a net income of $4.8 million on $130.5 million of combined sales.

Financing Charge:  The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) was $1.5 million for the third quarter of 2004 compared to $0.3 million for third quarter of 2003. The increase is a result of the dividend equity component of the Series 1 Convertible Preferred Shares being fully utilized.

Earnings Per Share
Three month periods ended September 30,	2004	2003

Earnings per Class A Subordinate Voting or Class B Share from continuing operations
Basic	$0.52	$0.12
Diluted	$0.45	$0.12

Earnings per Class A Subordinate Voting or Class B Share
Basic	$0.40	$0.16
Diluted	$0.36	$0.16

Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	49.9	48.8
Diluted	65.0	48.8

Diluted earnings per Class A Subordinate Voting or Class B Share from continuing operations for the third quarter of 2004 was $0.45 compared to $0.12 for the third quarter of 2003. The increase in diluted earnings per Class A Subordinate Voting or Class B Share from continuing operations is a result of higher net income for the third quarter of 2004 compared to the third quarter of 2003. The impact of discontinued operations on diluted earnings per Class A Subordinate Voting or Class B Share for the third quarters of 2004 and 2003 was a reduction of $0.09 and an increase of $0.04, respectively. The 2003 full year impact of discontinued operations on diluted earnings per share was an increase of $0.07.

During the third quarter of 2004, the Company issued 162,012 Class A Subordinate Voting Shares to the Intier Employee Equity and Profit Participation Program.

The remaining increase in the average number of Class A Subordinate Voting and Class B Shares outstanding relates to the exercise of stock options granted under the Company's Incentive Stock Option Plan.

Overview of Nine Month Periods Ended September 30, 2004 and 2003

Sales

(in millions, except average dollar content per vehicle)

Nine month periods ended September 30,	2004	2003

Vehicle production volumes
North America	11.9	12.0
Europe	12.5	12.3

Average dollar content per vehicle
North America	$214	$151
Europe	$98	$85

Production sales - Interior Systems
North America	$1,880.0	$1,251.1
Europe	1,062.5	917.8
Production sales - Closure Systems	833.7	679.0

	3,776.2	2,847.9

Tooling and engineering sales	259.2	290.1

Total sales	$4,035.4	$3,138.0

Average dollar content per vehicle in North America and in Europe has been calculated by dividing the Company's North American and European production sales by the industry's North American and western European light vehicle production volumes, respectively for each period indicated.

Production Sales - Interior Systems:

North America:  North American production sales for the Interior business increased 50.3% to $1,880.0 million for the nine months of 2004 compared to $1,251.1 million for the first nine months of 2003. This growth was due to an increase in average dollar content per vehicle and to the strengthening of the Canadian dollar relative to the U.S. dollar. The increase in average dollar content per vehicle was attributable to new products launched during 2004 including the interior integration, overhead system, instrument panel and door panels for the Cadillac STS; the complete seats for the Mercury Mariner; the complete seats, headliner and instrument panel for the Chevrolet Equinox; the second and third row stow in floor seats for the DaimlerChrysler minivans and to new products launched during the second half of 2003 including the complete seats, overhead system and interior trim for the Ford Freestar and Mercury Monterey; the integration of the complete interior, excluding seats, for the Cadillac SRX; the seat mechanisms for the Honda Accord and Pilot; the door panels for the Chevrolet Malibu and the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon.

Europe: European production sales for the Interior business increased 15.8% to $1,062.5 million for the first nine months of 2004 compared to $917.8 million for the first nine months of 2003. This growth was primarily due to the strengthening of the British Pound and euro relative to the U.S. dollar. New products launched during 2004, including the door panels for the BMW 1 Series; and the door panels, interior trim, carpet and cargo management system for the Mercedes A-Class and new products launched during the second half of 2003 including the instrument panel, console, door panels and other interior trim for the BMW 6 Series, the cargo management and other interior trim for the BMW X3 and the complete seats for the VW Caddy, also contributed to the increased sales.

Production Sales - Closure Systems:

Production sales for the Closure business increased 22.8% to $833.7 million for the first nine months of 2004 from $679.0 million for the first nine months of 2003. The increase in production sales was primarily due to the increase in average dollar content per vehicle for the nine month period ended September 30, 2003, which is primarily a result of the launch of a modular side door latch for a number of Audi Programs and the strengthening of the euro and Canadian dollar relative to the U.S. dollar.

Tooling and Engineering Sales:

The Company's consolidated tooling and engineering sales for the first nine months of 2004 decreased 10.7% to $259.2 million compared to $290.1  million for the first nine months of 2003 due to a lower number of new product launches during the first nine months of 2004 compared to the first nine months of 2003. Tooling and engineering sales decreased by $16.3 million to $236.0 million in the Interior business and decreased by $14.6 million to $23.2 million in the Closure business for the first nine months of 2004.

Operating Income

Nine month periods ended September 30,	2004	2003

Interior Systems
North America	$131.6	$48.5
Europe	(4.6)	0.8
Closure Systems	49.1	34.8
Corporate	(0.8)	0.8

Operating Income	$175.3	$84.9

Operating Income - Interior Systems:

North America: Operating income for the North American Interior business increased by $83.1 million to $131.6 million for the first nine months of 2004 from $48.5 million for the first nine months of 2003. Operating income was positively impacted by $98.1 million primarily as a result of increased sales from new product launches, increased sales on certain high content programs, lower costs associated with fewer launches of new products and new facilities offset by increased raw material prices, and by a $13.1 million improvement in operating income at a previous underperforming division and $3.5 million of incremental investment tax credits. These increases have been partially offset by $23.8 million of increased SG&A costs and affiliation fees associated with the increase in sales and by $7.8 million of increased depreciation and amortization expense resulting from the Company's continuing investment in capital equipment to support new production programs and facilities.

Europe: Operating income for the European Interior business decreased by $5.4 million to an operating loss of $4.6 million for the first nine months of 2004 from operating income of $0.8 million for the first nine months of 2003. The decrease is primarily attributable to a $4.0 million charge relating to the writedown of inventory at two reorganized facilities.

Operating Income - Closure Systems:

Operating income for the Closure business increased by $14.3 million to $49.1 million in the first nine months of 2004 from $34.8 million in the first nine months of 2003. Operating income was positively impacted by $12.7 million primarily as a result of increased sales from new products; the strengthening of the euro and Canadian dollar offset by increased raw material prices; by a $9.4 million operating income improvement at a previous underperforming division and by $1.4 million of incremental investment tax credits. These increases were partially offset by a $2.5 million charge for severance and termination costs related to the closure of a division, $5.5 million of increased SG&A costs and affiliation fees associated with the increase in sales and by $1.2 million of increased depreciation and amortization expense resulting from the Company's continuing investment in capital equipment to support new production programs and facilities.

Operating Loss - Corporate: Operating loss for corporate for the first nine months of 2004 was $0.8 million compared to operating income of $0.8 million for the comparable period in the prior year.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Three Month Periods Ended September 30, 2004 and 2003

Operating Activities

Three month periods ended September 30,	2004	2003

Net income from continuing operations	$27.4	$6.1
Items not involving current cash flows	33.8	28.4

	61.2	34.5
Change in non-cash working capital	(57.7)	(90.7)

	$3.5	$(56.2)

During the third quarter of 2004, cash from operations before changes in working capital increased by $26.7 million to $61.2 million from $34.5  million for the third quarter of 2003. The increase was a result of a $21.3 million increase in net income from continuing operations and a $5.4 million increase in non-cash items due primarily to higher depreciation and future tax expense. The $57.7 million of cash invested in working capital during the third quarter of 2004 is the result of a $50.7 million decrease in accounts payable and accrued liabilities, a $38.4 million increase in inventories, and a $4.6 million increase in other working capital, offset by a $36.0 million decrease in accounts receivable.

Investment Activities

Three month periods ended September 30,	2004	2003

Capital asset additions	$(21.4)	$(29.7)
Investments and other asset additions	(4.5)	(5.4)
Proceeds from disposition of capital assets and other	0.4	0.1
Discontinued operations	(15.9)	(5.7)

	$(41.4)	$(40.7)

Cash used for capital assets, investment and other asset spending was $25.9 million for the third quarter of 2004 compared to $35.1 million for the third quarter of 2003. This use of funds was partially offset by cash received from normal course capital asset and other asset dispositions of $0.4 million and $0.1 million for the third quarters of 2004 and 2003, respectively. Cash used for funding and disposal of discontinued operations was $15.9 million for the third quarter of 2004 compared to cash used for funding of discontinued operations of $5.7 million for the third quarter of 2003.

Financing Activities

Three month periods ended September 30,	2004	2003

Increase in bank indebtedness	$22.9	$57.5
Net repayments of long-term debt and other long-term liabilities	(2.5)	(1.5)
Issue of Class A Subordinate Voting Shares	3.1	1.4
Dividends on Class A Subordinate Voting and Class B Shares	(5.1)	(5.0)
Dividends on Convertible Series Preferred Shares	(2.9)	(2.8)

	$15.5	$49.6

Cash generated from financing activities was $15.5 million for the third quarter of 2004 compared to $49.6 million for the third quarter of 2003. Cash generated from financing activities for the third quarter of 2004 included net issuances of debt (including bank indebtedness, long-term debt and other long-term liabilities) of $20.4 million compared to $56.0 million for the third quarter of 2003. Dividends paid during the third quarters of 2004 and 2003 were $0.10 per Class A Subordinate Voting and Class B Share totalling $5.1 million and $5.0 million, respectively. Dividends paid on Convertible Series Preferred Shares for the third quarters of 2004 and 2003 were $2.9 million and $2.8 million, respectively. During the third quarter of 2004, 162,012 Class A Subordinate Voting Shares were issued to the Intier Employee Equity and Profit Participation Program for total proceeds of $2.9 million compared to 88,147 Class A Subordinate Voting Shares issued during the third quarter of 2003 for total proceeds of $1.4 million. The remainder of the proceeds from the issue of Class A Subordinate Voting Shares for the third quarter of 2004 relate to the exercise of options granted under the Company's Incentive Stock Option Plan.

Nine Month Periods Ended September 30, 2004 and 2003

Operating Activities

Nine month periods ended September 30,	2004	2003

Net income from continuing operations	$99.1	$37.3
Items not involving current cash flows	117.1	95.8

	216.2	133.1
Change in non-cash working capital	(41.6)	(97.1)

	$174.6	$36.0

During the first nine months of 2004, cash generated from operations before changes in working capital increased by $83.1 million to $216.2  million from $133.1  million for the first nine months of 2003. The increase was a result of an increase in net income from continuing operations of $61.8 million as well as an increase in non-cash items of $21.3 million due primarily to higher depreciation and future tax expense. The $41.6 million of cash invested in working capital during the first nine months of 2004 is a result of a $91.6 million increase in accounts receivable, a $29.5 million increase in inventories and a $7.3 million increase in other working capital, offset by a $86.8 million increase in accounts payable and accrued liabilities. The increase in accounts receivable and accounts payable and accrued liabilities is primarily due to increased sales from new programs launched since the third quarter of 2003.

Investment Activities

Nine month periods ended September 30,	2004	2003

Capital asset additions	$(74.0)	$(86.8)
Investment and other asset additions	(13.1)	(10.5)
Proceeds from disposition of capital assets and other	1.2	0.2
Discontinued operations	(19.8)	(1.1)

	$(105.7)	$(98.2)

Cash used for investment activities during the first nine months of 2004 increased to $105.7 million compared to $98.2  million during the first nine months of 2003. Cash used for capital and other asset spending was $87.1 million and $97.3 million for the first nine months of 2004 and 2003, respectively. This use of funds was partially offset by cash received from normal course capital asset and other asset dispositions of $1.2 million and $0.2 million during the first nine months of 2004 and 2003, respectively. Cash used for funding and disposal of discontinued operations was $19.8 million for the nine months ended September 30, 2004 compared to cash used for funding of discontinued operations of $1.1 million for the nine months ended September 30, 2003.

Financing Activities

Nine month periods ended September 30,	2004	2003

Increase in bank indebtedness	$29.1	$29.9
Net repayments of long-term debt and other long-term liabilities	(6.5)	(4.2)
Issue of Class A Subordinate Voting Shares	11.6	7.9
Dividends on Class A Subordinate Voting and Class B Shares	(15.0)	(12.4)
Dividends on Convertible Series Preferred Shares	(8.4)	(8.4)

	$10.8	$12.8

Cash used in financing activities was $10.8 million for the first nine months of 2004 compared to $12.8 million for the first nine months of 2003. Cash used in financing activities for the first nine months of 2004 included net issuances of debt (including bank indebtedness, long-term debt and other long-term liabilities) of $22.6 million compared to $25.7 million for the first nine months of 2003. Dividends paid during the first nine months of 2004 were $0.30 per Class A Subordinate Voting and Class B Share totalling $15.0 million compared to $0.25 per Class A Subordinate Voting and Class B Share during the first nine months of 2003, totalling $12.4 million. Dividends paid on Convertible Series Preferred Shares for the first nine months of 2004 and 2003 were $8.4 million. During the first nine months of 2004, 617,253 Class A Subordinate Voting Shares were issued to the Intier Employee Equity and Profit Participation Program for total proceeds of $10.7 million compared to 558,562 Class A Subordinate Voting Shares issued in the first half of 2003 for total proceeds of $7.9 million. The remainder of the proceeds from the issue of Class A Subordinate Voting Shares for the first nine months of 2004 relate to the exercise of options granted under the Company's Incentive Stock Option Plan.

Consolidated Capitalization

The Company's net debt (including bank indebtedness, long-term debt including current portion, and the liability portion of the Convertible Series Preferred Shares, less cash and cash equivalents) to total capitalization (including net debt and shareholders' equity), was 1.2% at September 30, 2004 compared to net debt to total capitalization of 7.6% at December 31, 2003.

The above total capitalization figures treat the liability portion ($216.6 million and $214.7 million as at September 30, 2004 and December 31, 2003, respectively) of the Convertible Series Preferred Shares as debt. The Series 1 Convertible Preferred Shares are retractable by Magna on or after December 31, 2003 and the Series 2 Convertible Preferred Shares are retractable by Magna on or after December 31, 2004. These instruments are also convertible into Intier Class A Subordinate Voting Shares at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share.

Unused and Available Financing Resources

During the quarter ended September 30, 2004, the Company renewed its unsecured, revolving term credit facility on terms similar to its previous facility, bearing interest at variable rates not exceeding the prime rate of interest. The credit facility contains similar negative and affirmative financial and operating covenants and events of default customary for credit facilities of this nature, including requirements that the Company maintain certain financial ratios and restrictions on its ability to incur or guarantee additional indebtedness or to dispose of assets as well as the right of lenders to declare all outstanding indebtedness to be immediately due and payable upon the occurrence of an event of default. In addition to the North American tranche, which is now $365.0 million, the new facility also includes a (euro) 100.0 million European tranche. The facility was renewed for an additional 3 years and expires on September 16, 2007.

Cash on hand increased to $298.4 million at September 30, 2004 from $216.7 million at December 31, 2003. At September 30, 2004, the Company had credit facilities of $536.3 million, of which $437.6 million are unused and available. $427.4 million of the unused and available facilities represent the unused and available portion of the Company's $365 million and (euro) 100 million three year revolving credit facility that expires September 16, 2007.

In addition to the above unused and available financing resources, the Company and certain of its North American subsidiaries sponsored a tooling finance program for tooling suppliers to finance tooling under construction. Under this program, the facility provider ordered tooling from tooling suppliers and will subsequently sell such tooling to the sponsor or its designee. The facility provider made, and continues to make on previously ordered tooling, advances to tooling suppliers based on tool build milestones approved by the sponsor or its designee. On completion of the tooling, the facility provider will sell the tooling to the sponsor or its designee for an amount equal to cumulative advances including carrying costs. In the event of tooling supplier default, the sponsor will purchase in progress tooling for an amount approximating cumulative advances. As at September 30, 2004, $22.3 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable on the Company's September 30, 2004 unaudited Consolidated Balance Sheet.

Subsequent to September 30, 2004, the Company sponsored a European tool supplier finance program, which allows suppliers to sell their existing Intier commitments to a financial institution on pre-established terms and conditions. The terms and conditions of these Intier commitments are not affected by the suppliers' decision to hold or sell the receivable to the financial institution, and as such, the amounts owing under this program will continue to be recorded as accounts payable.

The Company typically receives a contract or production purchase order from an automobile manufacturer to produce a component, assembly, module or system for one or more vehicle model years. As part of these contracts, the Company may be required to absorb costs relating to product design and engineering and tooling costs and recover these costs by increasing the unit price of the related products. If estimated production volumes are not achieved, the Company may not fully recover these costs. It is expected that the Company will continue to incur increasing amounts of design and engineering and tooling costs, primarily related to newly awarded production contracts with production planned to start during the remainder of 2004 through to 2006.

Capital and investment spending for existing businesses and projects is expected to range between $110 million and $125 million for 2004. The majority of capital spending in 2004 relates to the award of new production contracts and includes spending for new machinery and equipment, new production facilities, maintenance improvements and planned efficiency enhancements. Management believes the Company is in a position to meet all 2004 planned cash requirements from its cash balances on hand and cash provided from operations. A decrease in estimated vehicle production volumes could adversely impact cash provided from operating activities in 2004. Cash provided from operating activities totalled $174.6 million and $36.0 million for the nine month periods ended September 2004 and 2003, respectively.

Off Balance Sheet Financing

During the second quarter of 2004, the Company entered into an operating lease agreement for vehicle parts tooling. The lease facility requires lease payments for tooling costs, which approximated $10.0 million be made monthly over the lease term expiring January 2008. The lease commenced when all tooling costs were funded on June 18, 2004.

Guarantees

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees is not individually or in aggregate significant.

Contingencies

The Company has recently been named with Ford Motor Company and the Company's sister affiliate Magna Donnelly as a defendant in class action proceedings in the Ontario Superior Court of Justice as well as state courts in North Carolina and Florida as a result of its role as a supplier to Ford of door latches, and in certain cases door latch assemblies, for the Ford F-150, F-250, Expedition, Lincoln Navigator and Blackwood vehicles produced by Ford between November 1995 and April 2000. Other class proceedings in Massachusetts and other states are anticipated. In these proceedings, plaintiffs are seeking compensatory damages (in an amount to cover the cost of repairing the vehicles as well to reimburse owners of the vehicles for their alleged diminution in value), punitive damages, attorney fees and interest. Each of the class actions have similar claims and allege that the door latch systems are defective and do not comply with applicable motor vehicle safety legislation and that the defendants conspired to hide the alleged defects from the end use consumer. These class proceedings are in the very early stages and have not been certified by any court. The Company denies these allegations and intends to vigorously defend the lawsuits, including taking steps to consolidate the state class proceedings to federal court whenever possible. Given the early stages of the proceedings, it is not possible to predict their outcome.

On June 10, 2004, the Company was served with a statement of claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to the Company. The Statement of claim alleges, among other things:

•	improper use by the Company of the plaintiff's confidential information and technology in order to design and manufacture certain automotive parts and components; and
•

breach of contract related to a failure by the Company to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement signed by the parties at the time of the Company's disposition of the Invotronic's business division to the plaintiff in September, 2000.

The plaintiffs are seeking, among other things, compensatory damages in the amount of Cdn. $150 million and punitive damages in the amount of Cdn. $10 million. Despite the early stages of the litigation, the Company believes it has valid defenses to the plaintiffs' claims and therefore intends to defend this case vigorously.

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company. Please refer to Note 22 "Contingencies" in the 2003 audited Consolidated Financial Statements included in the Company's 2003 Annual Report to Shareholders.

The Company has a number of arrangements in Canada, the United States, the United Kingdom and Europe which provide pension and future employee benefits to its retired and current employees. Pension arrangements include statutory pension plans as well as similar arrangements, which provide pension benefits as required by statute. The Company has obligations under its defined benefit pension plans and other statutory plans. Unfunded unrecognized net actuarial gains and losses are amortized and charged to earnings over the average remaining service period of active employees. All pension plans and similar arrangements are funded to the minimum legal funding requirement. In certain plans, there is no legal requirement to fund the obligation until such time as they are actually incurred and as a result these arrangements are unfunded. In the event that any of these plans are terminated or wound up, an immediate payment of all unfunded amounts may be required and these amounts could materially exceed the current unfunded position.

ACCOUNTING CHANGES

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The Company has adopted this section retroactively and as such, the financial statements of the prior period have been adjusted accordingly.

The retroactive changes to the Consolidated Balance Sheet at December 31, 2003 are as follows:

Capital assets	$6.1

$6.1

Other long-term liabilities	$11.6
Future tax liabilities	(1.0)
Retained earnings	(3.7)
Currency translation	(0.8)

$6.1

Net income for the three and nine month periods ended September 30, 2003 was reduced by $0.2 million and $0.7 million respectively. The change had no impact on basic and diluted earnings per share for the three month period ended September 30, 2003. Basic and diluted earnings per share for the nine month period ended September 30, 2003 were reduced by $0.01.

Revenue Arrangements with Multiple Deliverables

The Company adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production or vehicle assembly. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a stand-alone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. The adoption of EIC-142 did not have a material effect on the Company's revenue or earnings for the three and nine month periods ended September 30, 2004.

Stock-Based Compensation

In accordance with the CICA amended Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments" ("CICA 3870"), effective January 1, 2003, the Company prospectively adopted without restatement of any comparable period the fair value method for recognizing compensation expense for fixed price stock options. As a result, during the three and nine month periods ended September 30, 2004, the Company recognized compensation expense of $0.1 million and $0.4 million respectively. There was no compensation expense recognized during the three and nine month periods ended September 30, 2003.

Subsequent Events

On October 25, 2004, Magna International Inc. ("Magna") announced a proposal to acquire all of the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna by way of a court-approved plan of arrangement under Ontario law. In addition to court approval and Intier Board of Directors approval, the transaction requires the approval of the Class A Subordinate Voting shareholders of Intier, by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders. On November 2, 2004, Intier's Board of Directors established a Special Committee of independent Directors consisting of Lawrence Worrall (Chairman) and Neil Davis to consider and make recommendations to the Intier Board regarding Magna's proposal. Following receipt of the Special Committee's recommendations, the Intier Board will respond to Magna's proposal.

Additional Information
Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com.